Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NASDAQ DETERMINED TO POSTPONED DELISTING
OF NUR MACROPRINTERS SUBJECT TO CONDITIONS

LOD, Israel, April 7, 2005 – NUR Macroprinters (Nasdaq-SCM: NURM), announced today that it has received a notice from Nasdaq Listing Qualifications (the “Staff”) indicating that pursuant to the January 27, 2005 hearing before a Nasdaq Listing Qualification Panel (the “Panel”), the Panel has determined to postpone the delisting of NUR’s ordinary shares from trade on the Nasdaq SmallCap Market, and maintain NUR’s listing, subject to certain conditions as detailed below.

        This notice follows a previously announced notice made by the Staff to NUR regarding the Staff’s intention to delist NUR’s ordinary shares from trade on the Nasdaq SmallCap Market (the “Delisting Notice”) due to NUR’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing, as set forth in Marketplace Rule 4320(e)(2)(B) (the “Rule”). The Rule requires that an issuer maintain (i) stockholders’ equity of $2.5 million; or (ii) a market value of listed securities of $35 million; or (iii) a net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

        As previously announced, NUR appealed the Staff’s determination and presented to the Panel its previously announced plan to improve its financial stability and regain compliance with the minimum stockholders’ equity requirement for continued listing set forth under the Rule, which included (i) an investment of $10 million by Inspire Investment Ltd., and (ii) a debt restructuring agreement with NUR’s lender banks pursuant to which $15 million out of a $43 million outstanding debt will be converted into NUR’s ordinary shares and warrants.

        The Panel conditioned its decision to grant NUR’s request for continued listing on the Nasdaq SmallCap Market based on the following:

—	Approval by NUR’s shareholders on April 17, 2005 of the private placement by Inspire and the debt restructuring agreement with the lender banks;
—	Approval by NUR’s shareholders on April 17, 2005 of the voting trust agreement between NUR and Dan Purjes, a former director and former chairman of NUR’s Board of Directors and owner of approximately 30% of NUR’s ordinary shares; and
—	NUR reporting on or before the end of April 2005 a stockholders’ equity of at least $2.5 million.

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        The Panel further conditioned the continued listing of NUR’s ordinary shares on the Nasdaq SmallCap Market on a monitoring period until April 2006, during which each of NUR’s financial statements for the reporting periods must evidence stockholders’ equity of at least $2,500,000.

        If NUR’s shareholders do not approve the private placement, the debt restructuring agreement or the voting trust agreement with Mr. Purjes, or if NUR does not meet the conditions as set by the Panel, NUR’s ordinary shares may cease to be quoted on the Nasdaq SmallCap Market and on such circumstances NUR will seek to have its ordinary shares made eligible for trading on the OTC Bulletin Board.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure to meet the conditions set by the Panel for our ordinary shares’ continued listing, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board, in the event our ordinary shares are delisted from the Nasdaq SmallCap Market the failure of our previously announced proposed transaction with Inspire Investments Ltd. and our lender banks to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman CFO + 972 (54) 772-6559 cfo@nur.com	IR Firm:	Ehud Helft / Kenny Green GK Investor Relations +1 866 704-6710 ehud@gk-biz.com / kenny@gk-biz.com